PRICING SUPPLEMENT
------------------
(To MTN prospectus supplement,
general prospectus supplement and
prospectus, each dated March 31, 2006)
Pricing Supplement Number:  2542

                                [LOGO OMITTED]

                                4,300,000 Units

                           Merrill Lynch & Co., Inc.
                          Medium-Term Notes, Series C
                    Market Index Target-Term Securities(R)
                    Linked to the Asian Equity Index Basket
                             due December 7, 2009
                          (the "MITTS(R) Securities")
                         $10 principal amount per unit

                              -----------------

The MITTS Securities:

o The MITTS Securities are designed for investors who are willing to forego interest payments on the MITTS Securities in exchange for the ability to participate in increases in the value of the Asian Equity Index Basket, an index basket comprised of the KOSPI 200 Index, the MSCI Taiwan Index and the Nikkei 225 Index (each initially equally weighted), over the term of the MITTS Securities.

o     100% principal protection on the maturity date.

o There will be no payments prior to the maturity date and we cannot redeem the MITTS Securities prior to the maturity date.

o     The MITTS Securities will not be listed on any securities exchange.

o The MITTS Securities will be senior unsecured debt securities of Merrill Lynch & Co., Inc., denominated and payable in United States dollars, and part of a series entitled "Medium-Term Notes, Series C". The MITTS Securities will have the CUSIP No. 59021V367.

o     The settlement date is expected to be June 7, 2006.

Payment on the maturity date:

o The amount you receive on the maturity date per unit will be based upon the direction of and, if the value has increased, percentage change in the value of the Asian Equity Index Basket over the term of the MITTS
      Securities:

      o If the value of the Asian Equity Index Basket has increased, you will receive the $10 principal amount per unit plus a supplemental redemption amount equal to $10 multiplied by 120.81% of the percentage increase; or

      o If the value of the Asian Equity Index Basket has decreased or has not increased, you will receive the $10 principal amount per unit.

      Information included in this pricing supplement supersedes information in the accompanying MTN prospectus supplement, general prospectus supplement and prospectus to the extent that it is different from that information.

      Investing in the MITTS Securities involves risks that are described in the "Risk Factors" section beginning on page PS-7 of this pricing supplement and on S-3 in the accompanying MTN prospectus supplement.

                              -----------------

                                                           Per Unit        Total
                                                           --------        -----
Public offering price (1)..............................     $10.00     $43,000,000
Underwriting discount (1)..............................       $.20        $860,000
Proceeds, before expenses, to Merrill Lynch & Co., Inc.     $ 9.80     $42,140,000

      (1) The public offering price and the underwriting discount for any single transaction to purchase between 100,000 to 299,999 units will be $9.95 per unit and $.15 per unit, respectively, for any single transaction to purchase between 300,000 to 499,999 units will be $9.90 per unit and $.10 per unit, respectively, and for any single transaction to purchase 500,000 units or more will be $9.85 per unit and $.05 per unit, respectively.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this pricing supplement or the accompanying MTN prospectus supplement, general prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                             --------------------

                              Merrill Lynch & Co.

                             --------------------

             The date of this pricing supplement is June 1, 2006.

"MITTS" and "Market Index Target-Term Securities" are registered service marks of Merrill Lynch & Co., Inc.

"Nikkei 225" is a registered trademark of Nihon Keizai Shimbun, Inc., and is licensed for use by Merrill Lynch & Co., Inc.

"MSCI Taiwan Index" is the exclusive property of Morgan Stanley Capital International Inc., and has been licensed for use by Merrill Lynch, Pierce, Fenner & Smith Incorporated. Merrill Lynch & Co., Inc. is an authorized sublicensee of Merrill Lynch, Pierce, Fenner & Smith Incorporated.

"KOSPI" and "KOSPI 200" are trademarks/service marks of the Korea Stock Exchange and have been licensed for use by Merrill Lynch & Co., Inc.

                               TABLE OF CONTENTS

                              Pricing Supplement

                                                                          Page
                                                                          ----

SUMMARY INFORMATION--Q&A................................................   PS-3
RISK FACTORS............................................................   PS-7
DESCRIPTION OF THE MITTS SECURITIES.....................................  PS-11
THE BASKET..............................................................  PS-16
UNITED STATES FEDERAL INCOME TAXATION...................................  PS-27
ERISA CONSIDERATIONS....................................................  PS-31
USE OF PROCEEDS AND HEDGING.............................................  PS-32
SUPPLEMENTAL PLAN OF DISTRIBUTION.......................................  PS-32
EXPERTS.................................................................  PS-32
INDEX OF DEFINED TERMS..................................................  PS-33

                    Medium-Term Notes, Series C Prospectus Supplement
                       (the "MTN prospectus supplement")

                                                                          Page
                                                                          ----

RISK FACTORS.............................................................   S-3
DESCRIPTION OF THE NOTES.................................................   S-4
UNITED STATES FEDERAL INCOME TAXATION....................................  S-22
PLAN OF DISTRIBUTION.....................................................  S-29
VALIDITY OF THE NOTES....................................................  S-30

                  Debt Securities, Warrants, Preferred Stock,
                 Depositary Shares and Common Stock Prospectus Supplement
                     (the "general prospectus supplement")

                                                                           Page
                                                                           ----

MERRILL LYNCH & CO., INC.................................................   S-3
USE OF PROCEEDS..........................................................   S-3
RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED
  FIXED CHARGES AND PREFERRED STOCK DIVIDENDS............................   S-4
THE SECURITIES...........................................................   S-4
DESCRIPTION OF DEBT SECURITIES...........................................   S-5
DESCRIPTION OF DEBT WARRANTS.............................................  S-16
DESCRIPTION OF CURRENCY WARRANTS.........................................  S-18
DESCRIPTION OF INDEX WARRANTS............................................  S-20
DESCRIPTION OF PREFERRED STOCK...........................................  S-25
DESCRIPTION OF DEPOSITARY SHARES.........................................  S-32
DESCRIPTION OF PREFERRED STOCK WARRANTS..................................  S-36
DESCRIPTION OF COMMON STOCK..............................................  S-38
DESCRIPTION OF COMMON STOCK WARRANTS.....................................  S-42
PLAN OF DISTRIBUTION.....................................................  S-44
WHERE YOU CAN FIND MORE INFORMATION......................................  S-45
INCORPORATION OF INFORMATION WE FILE WITH THE SEC........................  S-46
EXPERTS..................................................................  S-46

                                  Prospectus

                                                                          Page
                                                                          ----

WHERE YOU CAN FIND MORE INFORMATION......................................     2
INCORPORATION OF INFORMATION WE FILE WITH THE SEC........................     2
EXPERTS..................................................................     2

                           SUMMARY INFORMATION--Q&A

      This summary includes questions and answers that highlight selected information from this pricing supplement and the accompanying MTN prospectus supplement, general prospectus supplement and prospectus to help you understand the Market Index Target-Term Securities(R) Linked to the Asian Equity Index Basket due December 7, 2009 (the "MITTS Securities"). You should carefully read this pricing supplement and the accompanying MTN prospectus supplement, general prospectus supplement and prospectus to fully understand the terms of the MITTS Securities, the Asian Equity Index Basket (the "Basket") and the tax and other considerations that are important to you in making a decision about whether to invest in the MITTS Securities. You should carefully review the "Risk Factors" sections in this pricing supplement and the accompanying MTN prospectus supplement, which highlight certain risks associated with an investment in the MITTS Securities, to determine whether an investment in the MITTS Securities is appropriate for you.

      References in this pricing supplement to "ML&Co.", "we", "us" and "our" are to Merrill Lynch & Co., Inc. and references to "MLPF&S" are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

What are the MITTS Securities?

      The MITTS Securities will be part of a series of senior debt securities issued by ML&Co. entitled "Medium-Term Notes, Series C" and will not be secured by collateral. The MITTS Securities will rank equally with all of our other unsecured and unsubordinated debt. The MITTS Securities will mature on December 7, 2009. We cannot redeem the MITTS Securities at an earlier date. We will not make any payments on the MITTS Securities until the maturity date.

      Each unit of MITTS Securities represents a single MITTS Security with a $10 principal amount. You may transfer the MITTS Securities only in whole units. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the MITTS Securities in the form of a global certificate, which will be held by The Depository Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the MITTS Securities. You should refer to the section entitled "Description of the Debt Securities--Depositary" in the accompanying general prospectus supplement.

Are there any risks associated with my investment?

      Yes, an investment in the MITTS Securities is subject to risks. Please refer to the section entitled "Risk Factors" in this pricing supplement and the accompanying MTN prospectus supplement.

Who determines the value of the Basket and what does the Basket reflect?

      MLPF&S, as calculation agent, will determine the value of the Basket as described in the section entitled "The Basket" in this pricing supplement. The Basket is designed to allow investors to participate in the movement of the levels of three Asian equity indices, as reflected by changes in the value of the Basket, over the term of the MITTS Securities. The indices that comprise the Basket are the KOSPI 200 Index, the MSCI Taiwan Index and the Nikkei 225 Index (each a "Basket Index" and together the "Basket Indices"). Each Basket Index was assigned a weighting so that each Basket Index represents an equal portion of the Basket on the date the MITTS Securities were priced for initial sale to the public (the "Pricing Date").

      A fixed factor (the "Multiplier") was determined for each Basket Index by taking the weighting for that Basket Index, multiplying that weighting (as a percentage) by 100, and then dividing the result by the closing level of that Basket Index on the Pricing Date. The Multipliers can be used to calculate the value of the Basket on any given day by summing the products of each Basket Index and its designated Multiplier, as described in this pricing supplement. The Multipliers for each Basket Index are listed in the section entitled "The Basket" in this pricing supplement.

      An investment in the MITTS Securities does not entitle you to any dividends, voting rights or any other ownership interest in the stocks of the companies included in any of the Basket Indices (the "Underlying Stocks").

How has the Basket performed historically?

      The Basket did not exist until the Pricing Date. We have, however, included a table and a graph showing hypothetical historical month-end values of the Basket from January 2001 through May 2006 based upon the Multiplier for each Basket Index calculated as of the Pricing Date and historical levels of each Basket Index. In addition, we have included tables and graphs showing the historical month-end levels of each Basket Index from January 2001 through May 2006. The tables and graphs referred to in this paragraph are included in the section entitled "The Basket" in this pricing supplement.

      We have provided this hypothetical historical and historical information to help you evaluate the behavior of the Basket in various economic environments; however, past performance of the Basket is not necessarily indicative of how the Basket will perform in the future.

What will I receive on the maturity date of the MITTS Securities?

      On the maturity date, you will receive a cash payment per unit equal to the sum of the $10 principal amount per unit plus the "Supplemental Redemption Amount", if any.

Supplemental Redemption Amount

      The "Supplemental Redemption Amount" will equal:

      ( Ending Value - Starting Value )
$10 x ( ----------------------------- ) x Participation Rate
      (        Starting Value         )

but will not be less than zero.

      The "Starting Value" was set to 100 on the Pricing Date.

      The "Ending Value" means the average of the values of the Basket at the close of the market on five business days shortly before the maturity date of the MITTS Securities. We may calculate the Ending Value by reference to fewer than five or even a single day's closing value if, during the period shortly before the maturity date of the MITTS Securities, there is a disruption in the trading of a sufficient number of stocks included in any Basket Index or certain futures or options contracts relating to a Basket Index.

      The "Participation Rate" is 120.81%.

      We will pay you a Supplemental Redemption Amount only if the Ending Value is greater than the Starting Value. If the Ending Value is less than, or equal to, the Starting Value, the Supplemental Redemption Amount will be zero. We will pay you the $10 principal amount per unit of your MITTS Securities regardless of whether any Supplemental Redemption Amount is payable.

      For more specific information about the Supplemental Redemption Amount, please see the section entitled "Description of the MITTS Securities" in this pricing supplement.

Will I receive interest payments on the MITTS Securities?

      You will not receive any interest payments on the MITTS Securities, but you will receive the $10 principal amount per unit plus the Supplemental Redemption Amount, if any, on the maturity date. We have designed the MITTS Securities for investors who are willing to forego interest payments on the MITTS Securities, such as fixed or floating interest rates paid on traditional interest bearing debt securities, in exchange for the ability to participate in possible increases in the value of the Basket over the term of the MITTS Securities.

- - - - - - - - - - - - - - - - -  - - - - - - - - - - - - - - - - - - - - - -
Examples

      Set forth below are two examples of Supplemental Redemption Amount calculations:

Example 1--The hypothetical Ending Value is 10% lower than the Starting Value:

Starting Value:  100
Hypothetical Ending Value:  90

                                                 ( 90-100 )                (Supplemental Redemption Amount
Supplemental Redemption Amount (per unit) = $10x ( ------ ) x 120.81% = $0  cannot be less than zero)
                                                 (  100   )

      Total payment on the maturity date (per unit) = $10 + $0  =  $10

Example 2--The hypothetical Ending Value is 30% greater than the Starting
Value:

Starting Value:  100
Hypothetical Ending Value:   130

                                                 ( 130-100 )
Supplemental Redemption Amount (per unit) = $10x ( ------- ) x 120.81% = $3.6243
                                                 (   100   )

      Total payment on the maturity date (per unit) = $10 + $3.6243  =  $13.6243

- - - - - - - - - - - - - - - - -  - - - - - - - - - - - - - - - - - - - - - -


What about taxes?

      Each year, you will be required to pay taxes on ordinary income from the MITTS Securities over their term based upon an estimated yield for the MITTS Securities, even though you will not receive any payments from us until the maturity date. We have determined this estimated yield, in accordance with regulations issued by the U.S. Treasury Department, solely in order for you to calculate the amount of taxes that you will owe each year as a result of owning a MITTS Security. This estimated yield is neither a prediction nor a guarantee of what the actual Supplemental Redemption Amount will be, or that the actual Supplemental Redemption Amount will even exceed zero. We have determined that this estimated yield will equal 5.48% per annum, compounded semi-annually.

      Based upon this estimated yield, if you pay your taxes on a calendar year basis and if you purchase a MITTS Security for $10 and hold the MITTS Security until the maturity date, you will be required to pay taxes on the following amounts of ordinary income from the MITTS Security each year: $.3119 in 2006, $.5726 in 2007, $.6049 in 2008 and $.5946 in 2009. However, in 2009,
the amount of ordinary income that you will be required to pay taxes on from owning each MITTS Security may be greater or less than $.5946 , depending upon the Supplemental Redemption Amount, if any, you receive. Also, if the Supplemental Redemption Amount is less than $2.0840, you may have a loss which you could deduct against other income you may have in 2009, but under current tax regulations, you would neither be required nor allowed to amend your tax returns for prior years. For further information, see "United States Federal Income Taxation" in this pricing supplement.

Will the MITTS Securities be listed on a stock exchange?

      The MITTS Securities will not be listed on any securities exchange and we do not expect a trading market for the MITTS Securities to develop, which may affect the price that you receive for your MITTS Securities upon any sale prior to the maturity date. You should review the section entitled "Risk Factors--A trading market for the MITTS Securities is not expected to develop and if trading does develop, the market price you may receive or be quoted for your MITTS Securities on a date prior to the stated maturity date will be affected by this and other important factors including our costs of developing, hedging and distributing the MITTS Securities" in this pricing supplement.

What price can I expect to receive if I sell the MITTS Securities prior to the stated maturity date?

      In determining the economic terms of the MITTS Securities, and consequently the potential return on the MITTS Securities to you, a number of factors are taken into account. Among these factors are certain costs associated with creating, hedging and offering the MITTS Securities. In structuring the economic terms of the MITTS Securities, we seek to provide investors with what we believe to be commercially reasonable terms and to provide MLPF&S with compensation for its services in developing the securities.

      If you sell your MITTS Securities prior to the stated maturity date, you will receive a price determined by market conditions for the security. This price may be influenced by many factors, such as interest rates, volatility and the current value of the Basket. In addition, the price, if any, at which you could sell your MITTS Securities in a secondary market transaction is expected to be affected by the factors that we considered in setting the economic terms of the MITTS Securities, namely the underwriting discount paid in respect of the MITTS Securities, and compensation for developing and hedging the product. Depending on the impact of these factors, you may receive significantly less than the principal amount of your MITTS Securities if sold before the stated maturity date.

      In a situation where there had been no movement in the value of the Basket and no changes in the market conditions from those existing on the date of this pricing supplement, the price, if any, at which you could sell your MITTS Securities in a secondary market transaction is expected to be lower than the original issue price. This is due to, among other things, our costs of developing, hedging and distributing the MITTS Securities. Any potential purchasers for your MITTS Securities in the secondary market are unlikely to consider these factors.

What is the role of MLPF&S?

      Our subsidiary MLPF&S is the underwriter for the offering and sale of the MITTS Securities. After the initial offering, MLPF&S currently intends to buy and sell the MITTS Securities to create a secondary market for holders of the MITTS Securities, and may stabilize or maintain the market price of the MITTS Securities during their initial distribution. However, MLPF&S will not be obligated to engage in any of these market activities or continue them once it has started.

      MLPF&S will also be our agent (in such capacity, the "Calculation Agent") for purposes of calculating, among other things, the Ending Value and the Supplemental Redemption Amount. Under certain circumstances, these duties could result in a conflict of interest between MLPF&S as our subsidiary and its responsibilities as Calculation Agent.

What is ML&Co.?

      Merrill Lynch & Co., Inc. is a holding company with various subsidiaries and affiliated companies that provide investment, financing, insurance and related services on a global basis.

      For information about ML&Co., see the section entitled "Merrill Lynch & Co., Inc." in the accompanying general prospectus supplement. You should also read other documents ML&Co. has filed with the Securities and Exchange Commission, which you can find by referring to the sections entitled "Where You Can Find More Information" in the accompanying general prospectus supplement and prospectus.

                                 RISK FACTORS

      Your investment in the MITTS Securities will involve risks. You should carefully consider the following discussion of risks and the discussion of risks included in the accompanying MTN prospectus supplement before deciding whether an investment in the MITTS Securities is suitable for you.

You may not earn a return on your investment

      If the Ending Value does not exceed the Starting Value, the Supplemental Redemption Amount will be $0. This will be true even if the value of the Basket was higher than the Starting Value at some time during the life of the MITTS Securities but later falls below the Starting Value. If the Supplemental Redemption Amount is $0, we will pay you only the $10 principal amount per unit of your MITTS Securities.

Your yield may be lower than other debt securities of comparable maturity

      The yield that you will receive on the MITTS Securities may be less than the return you could earn on other investments. Your yield may be less than the yield you would earn if you bought a traditional interest bearing debt security of ML&Co. with the same stated maturity date. Your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money.

Your return may be affected by factors affecting international securities markets

      The Basket Indices are computed by reference to the value of the equity securities of companies listed on various Asian exchanges. The return on the MITTS Securities will be affected by factors affecting the value of securities in the relevant markets. The relevant Asian securities markets may be more volatile than United States or other securities markets and may be affected by market developments in different ways than United States or other securities markets. Direct or indirect government intervention to stabilize a particular securities market and crossshareholdings in companies in the relevant Asian markets may affect prices and the volume of trading in those markets. Also, there is generally less publicly available information about Asian companies than about United States companies that are subject to the reporting requirements of the Securities and Exchange Commission. Additionally, accounting, auditing and financial reporting standards and requirements in Asia differ from those applicable to United States reporting companies.

      The prices and performance of securities of companies in Asia may be affected by political, economic, financial and social factors in those regions. In addition, recent or future changes in government, economic and fiscal policies in the relevant jurisdictions, the possible imposition of, or changes in, currency exchange laws or other laws or restrictions, and possible fluctuations in the rate of exchange between currencies, are factors that could negatively affect the relevant securities markets. Moreover, the relevant Asian economies may differ favorably or unfavorably from the United States economy in economic factors such as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.

A trading market for the MITTS Securities is not expected to develop and if trading does develop, the market price you may receive or be quoted for your MITTS Securities on a date prior to the stated maturity date will be affected by this and other important factors including our costs of developing, hedging and distributing the MITTS Securities

       The MITTS Securities will not be listed on any securities exchange and we do not expect a trading market for the MITTS Securities to develop. Although our affiliate MLPF&S has indicated that it expects to bid for MITTS Securities offered for sale to it by holders of the MITTS Securities, it is not required to do so and may cease making those bids at any time. The limited trading market for your MITTS Securities may affect the price that you receive for your MITTS Securities if you do not wish to hold your investment until the maturity date.

       If MLPF&S makes a market in the MITTS Securities, the price it quotes would reflect any changes in market conditions and other relevant factors. In addition, the price, if any, at which you could sell your MITTS Securities in a secondary market transaction is expected to be affected by the factors that we considered in setting the economic terms of the MITTS Securities, namely the underwriting discount paid in respect of the MITTS Securities and other costs associated with the MITTS Securities, including compensation for developing and hedging the product. This quoted price could be higher or lower than the $10 principal amount per unit. Furthermore, there is no assurance that MLPF&S or any other party will be willing to buy the MITTS Securities. MLPF&S is not obligated to make a market in the MITTS Securities.

      Assuming there is no change in the value of the Basket and no change in market conditions or any other relevant factors, the price, if any, at which MLPF&S or another purchaser might be willing to purchase your MITTS Securities in a secondary market transaction is expected to be lower than the $10 principal amount per unit. This is due to, among other things, the fact that the $10 principal amount per unit included, and secondary market prices are likely to exclude, underwriting discount paid with respect to, and the developing and hedging costs associated with, the MITTS Securities.

Your return will not reflect the return on a direct investment in the Underlying Stocks included in the Basket

      Your return will not reflect the return you would realize if you actually owned the Underlying Stocks included in the Basket and received the dividends paid on those stocks, if any, because the value of the Basket Indices are calculated by reference to the prices of the Underlying Stocks included in such Basket Indices without taking into consideration the value of dividends paid on those stocks.

Risks relating to Taiwan

      Taiwan has a unique international political status. The People's Republic of China asserts sovereignty over Taiwan and does not recognize the legitimacy of the Taiwanese government. The government of the People's Republic of China has indicated that it may use military force to gain control of Taiwan if Taiwan declares independence or indefinitely delays progress towards unification as well as if any foreign power interferes in Taiwan's affairs. The Taiwan stock exchange is particularly volatile during times of political instability, such as when relations between Taiwan and the People's Republic of China are strained. Relations between Taiwan and the People's Republic of China and other factors affecting the political or economic condition of Taiwan could substantially impact the level of the MSCI Taiwan Index.

Many factors affect the trading value of the MITTS Securities; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor

      The trading value of the MITTS Securities will be affected by factors that interrelate in complex ways. The effect of one factor may offset the increase in the trading value of the MITTS Securities caused by another factor and the effect of one factor may exacerbate the decrease in the trading value of the MITTS Securities caused by another factor. For example, an increase in United States interest rates may offset some or all of any increase in the trading value of the MITTS Securities attributable to another factor, such as an increase in the value of the Basket. The following paragraphs describe the expected impact on the trading value of the MITTS Securities given a change in a specific factor, assuming all other conditions remain constant.

      The value of the Basket is expected to affect the trading value of the MITTS Securities. We expect that the trading value of the MITTS Securities will depend substantially on the amount, if any, by which the value of the Basket exceeds or does not exceed the Starting Value. However, if you choose to sell your MITTS Securities when the value of the Basket exceeds the Starting Value, you may receive substantially less than the amount that would be payable on the maturity date based on this value because of the expectation that the value of the Basket will continue to fluctuate until the Ending Value is determined.

      Changes in the levels of interest rates are expected to affect the trading value of the MITTS Securities. We expect that changes in interest rates will affect the trading value of the MITTS Securities. Generally, if United States interest rates increase, we expect the trading value of the MITTS Securities will decrease and, conversely, if United States interest rates decrease, we expect the trading value of the MITTS Securities will increase. The level of interest rates in the relevant Asian countries may also affect their economies and in turn the value of the related Basket Index and, thus, the trading value of the MITTS Securities.

       Changes in the volatility of the Basket is expected to affect the trading value of the MITTS Securities. Volatility is the term used to describe the size and frequency of price and/or market fluctuations. If the volatility of the Basket increases or decreases, the trading value of the MITTS Securities may be adversely affected.

       Changes in dividend yields on the stocks included in the Basket Indices are expected to affect the trading value of the MITTS Securities. In general, if dividend yields on the stocks included in the Basket Indices increase, we expect that the trading value of the MITTS Securities will decrease and, conversely, if dividend yields on these stocks decrease, we expect that the trading value of the MITTS Securities will increase.

       As the time remaining to the stated maturity date of the MITTS Securities decreases, the "time premium" associated with the MITTS Securities is expected to decrease. We anticipate that before their stated maturity date, the MITTS Securities may trade at a value above that which would be expected based on the level of interest rates and the value of the Basket. This difference will reflect a "time premium" due to expectations concerning the value of the Basket during the period before the stated maturity date of the MITTS Securities. However, as the time remaining to the stated maturity date of the MITTS Securities decreases, we expect that this time premium will decrease, lowering the trading value of the MITTS Securities.

       Changes in our credit ratings may affect the trading value of the MITTS Securities. Our credit ratings are an assessment of our ability to pay our obligations. Consequently, real or anticipated changes in our credit ratings may affect the trading value of the MITTS Securities. However, because the return on your MITTS Securities is dependent upon factors in addition to our ability to pay our obligations under the MITTS Securities, such as the percentage increase, if any, in the value of the Basket over the term of the MITTS Securities, an improvement in our credit ratings will not reduce the other investment risks related to the MITTS Securities.

       In general, assuming all relevant factors are held constant, we expect that the effect on the trading value of the MITTS Securities of a given change in some of the factors listed above will be less if it occurs later in the term of the MITTS Securities than if it occurs earlier in the term of the MITTS Securities. We expect, however, that the effect on the trading value of the MITTS Securities of a given change in the value of the Basket will be greater if it occurs later in the term of the MITTS Securities than if it occurs earlier in the term of the MITTS Securities.

Purchases and sales by us and our affiliates may affect your return

       We and our affiliates may from time to time buy or sell the Underlying Stocks or futures or options contracts on the Basket Indices for our own accounts for business reasons and expect to enter into these transactions in connection with hedging our obligations under the MITTS Securities. These transactions could affect the price of these stocks and, in turn, the value of the Basket in a manner that would be adverse to your investment in the MITTS Securities.

Potential conflicts of interest could arise

       Our subsidiary MLPF&S is our agent for the purposes of calculating the Ending Value and the Supplemental Redemption Amount, if any. Under certain circumstances, MLPF&S as our subsidiary and its responsibilities as Calculation Agent for the MITTS Securities could give rise to conflicts of interest. These conflicts could occur, for instance, in connection with its determination as to whether the value of the Basket can be calculated on a particular trading day, or in connection with judgments that it would be required to make in the event of a discontinuance or unavailability of a Basket Index. See the sections entitled "Description of the MITTS Securities--Adjustments to the Basket Indices; Market Disruption Events" and "--Discontinuance of the Basket Indices " in this pricing supplement. MLPF&S is required to carry out its duties as Calculation Agent in good faith and using its reasonable judgment. However, because we control MLPF&S, potential conflicts of interest could arise.

       We expect to enter into arrangements to hedge the market risks associated with our obligation to pay the Redemption Amount due on the maturity date on the MITTS Securities. We may seek competitive terms in entering into the hedging arrangements for the MITTS Securities, but are not required to do so, and we may enter into such hedging arrangements with one of our subsidiaries or affiliated companies. Such hedging activity is expected to result in a profit to those engaging in the hedging activity, which could be more or less than initially expected, but which could also result in a loss for the hedging counterparty.

       ML&Co. or its affiliates may presently or from time to time engage in business with one or more of the companies included in the Basket Indices including extending loans to, or making equity investments in, those companies or providing advisory services to those companies, including merger and acquisition advisory services. In the course of business, ML&Co. or its affiliates may acquire non-public information relating to those companies and, in addition, one or more affiliates of ML&Co. may publish research reports about those companies. ML&Co. does not make any representation to any purchasers of the MITTS Securities regarding any matters whatsoever relating to the companies included in the Basket Indices. Any prospective purchaser of the MITTS Securities should undertake an independent investigation of the companies included in the Basket Indices as in its judgment is appropriate to make an informed decision regarding an investment in the MITTS Securities. The composition of those companies does not reflect any investment recommendations of ML&Co. or its affiliates.

Tax consequences

        You should consider the tax consequences of investing in the MITTS Securities. See "United States Federal Income Taxation" in this pricing supplement.

                      DESCRIPTION OF THE MITTS SECURITIES

        ML&Co. will issue the MITTS Securities as part of a series of senior debt securities entitled "Medium-Term Notes, Series C" under the 1983 Indenture, which is more fully described in the accompanying general prospectus supplement. The MITTS Securities will mature on December 7, 2009. Information included in this pricing supplement supersedes information in the accompanying MTN prospectus supplement, general prospectus supplement and prospectus to the extent that it is different from that information. The CUSIP number for the MITTS Securities is 59021V367.

        While on the maturity date a holder of a MITTS Security will receive an amount equal to the sum of the $10 principal amount per unit plus the Supplemental Redemption Amount, if any, there will be no other payment of interest, periodic or otherwise. See the section entitled "--Payment on the Maturity Date" in this pricing supplement.

        The MITTS Securities will not be subject to redemption by ML&Co. or at the option of any holder of the MITTS Securities before the maturity date.

        ML&Co. will issue the MITTS Securities in denominations of whole units each with a $10 principal amount per unit. You may transfer the MITTS Securities only in whole units. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the MITTS Securities in the form of a global certificate, which will be held by The Depository Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the MITTS Securities. You should refer to the section entitled "Description of the Debt Securities--Depositary" in the accompanying general prospectus supplement.

        The MITTS Securities will not have the benefit of any sinking fund.

Payment on the Maturity Date

        On the maturity date, you will be entitled to receive the sum of the $10 principal amount per unit plus a Supplemental Redemption Amount, if any, as provided below. If the Ending Value does not exceed the Starting Value, you will be entitled to receive only the $10 principal amount per unit of the MITTS Securities.

   Determination of the Supplemental Redemption Amount

        The "Supplemental Redemption Amount" per unit will be determined by the Calculation Agent and will equal:

      ( Ending Value - Starting Value )
$10 x ( ----------------------------- ) x Participation Rate
      (       Starting Value          )

provided, however, that in no event will the Supplemental Redemption Amount be less than zero.

        The "Starting Value" was set to 100 on the Pricing Date.

        The "Ending Value" will be determined by the Calculation Agent and will equal the average of the closing values of the Basket determined on each of the first five Calculation Days during the Calculation Period. If there are fewer than five Calculation Days during the Calculation Period, then the Ending Value will equal the average of the closing values of the Basket on those Calculation Days. If there is only one Calculation Day during the Calculation Period, then the Ending Value will equal the closing value of the Basket on that Calculation Day. If no Calculation Days occur during the Calculation Period, then the Ending Value will equal the closing value of the Basket determined on the last scheduled Basket Business Day in the Calculation Period, regardless of the occurrence of a Market Disruption Event (as described below under "--Adjustments to the Basket; Market Disruption Events") on that scheduled Basket Business Day.

        The "Participation Rate" is 120.81%.

        The "Calculation Period" means the period from and including the seventh scheduled Basket Business Day before the maturity date to and including the second scheduled Basket Business Day before the maturity date.

        A "Calculation Day" means any Basket Business Day during the Calculation Period on which a Market Disruption Event has not occurred.

        An "Basket Business Day" means any day on which the Basket Indices or any successor indices are calculated and published.

       All determinations made by the Calculation Agent, absent a determination of a manifest error, will be conclusive for all purposes and binding on ML&Co. and the holders and beneficial owners of the MITTS Securities.

Hypothetical returns

      The following table illustrates, for the Starting Value and a range of hypothetical Ending Values of the Index:

o     the percentage change from the Starting Value to the hypothetical Ending
      Value;

o     the total amount payable on the maturity date for each unit of MITTS
      Securities;

o     the total rate of return to holders of the MITTS Securities;

o     the pretax annualized rate of return to holders of MITTS Securities; and

o the pretax annualized rate of return of an investment in the Underlying Stocks, which includes an assumed aggregate dividend yield of 1.80% per annum, as more fully described below.

                 Percentage change
                     from the          Total amount                            Pretax annualized        Pretax annualized
                  Starting Value      payable on the        Total rate of       rate of return           rate of return
Hypothetical    to the hypothetical   maturity date           return on          on the MITTS                of the
Ending Value       Ending Value          per unit        the MITTS Securities    Securities(1)       Underlying Stocks(1)(2)
------------       ------------          --------        --------------------    -------------       -----------------------
     60.00             -40%              10.0000                 0.00%                 0.00%                   -11.78%
     70.00             -30%              10.0000                 0.00%                 0.00%                    -7.94%
     80.00             -20%              10.0000                 0.00%                 0.00%                    -4.43%
     90.00             -10%              10.0000                 0.00%                 0.00%                    -1.20%
    100.00(3)            0%              10.0000                 0.00%                 0.00%                     1.82%
    110.00              10%              11.2081                12.08%                 3.28%                     4.65%
    120.00              20%              12.4162                24.16%                 6.27%                     7.32%
    130.00              30%              13.6243                36.24%                 9.02%                     9.86%
    140.00              40%              14.8324                48.32%                11.57%                    12.28%
    150.00              50%              16.0405                60.41%                13.95%                    14.59%

----------------------

(1) The annualized rates of return specified in this column are calculated on a semiannual bond equivalent basis and assume an investment term from June 7, 2006 to December 7, 2009, a term equal to the term of the MITTS Securities.

(2)   This rate of return assumes:

            (a) a percentage change in the aggregate price of the Underlying Stocks that equals the percentage change of each Basket Index, that equals the percentage change in the Basket from the Starting Value to the relevant hypothetical Ending Value;

            (b) a constant dividend yield of 1.80% per annum (which equals the average of a dividend yield of 1.87% for the KOSPI 200 Index, 2.54% for the MSCI Taiwan Index and 1.00% for the Nikkei 225 Index), paid quarterly from the date of initial delivery of the MITTS Securities, applied to the value of the Basket at the end of each quarter assuming this value increases or decreases linearly from the Starting Value to the applicable hypothetical Ending Value; and

            (c)   no transaction fees or expenses.

(3)   This is the Starting Value.

      The above figures are for purposes of illustration only. The actual amount received by you and the resulting total and pretax annualized rates of return will depend on the actual Ending Value and term of your investment.

Adjustments to the Basket Indices; Market Disruption Events

      If at any time the Korean Stock Exchange ("KSE"), Morgan Stanley Capital International Inc. ("MSCI") or Nihon Keizai Shimbun, Inc. ("NKS") (each an "Index Publisher") make a material change in the formula for or the method of calculating its respective Basket Index or in any other way materially modifies that Basket Index so that the Basket Index does not, in the opinion of the Calculation Agent, fairly represent the level of that Basket Index had those changes or modifications not been made, then, from and after that time, the Calculation Agent will, at the close of business in New York, New York, on each date that the closing value of the Basket is to be calculated, make any adjustments as, in the good faith judgment of the Calculation Agent, may be necessary in order to arrive at a calculation of a level of a stock index comparable to that Basket Index as if those changes or modifications had not been made, and calculate the closing level with reference to the Basket Index, as so adjusted.

Accordingly, if the method of calculating a Basket Index is modified so that the level of the Basket Index is a fraction or a multiple of what it would have been if it had not been modified, e.g., due to a split, then the Calculation Agent will adjust the Basket Index in order to arrive at a level of the Basket Index as if it had not been modified, e.g., as if a split had not occurred.

"Market Disruption Event" means either of the following events as determined by the Calculation Agent:

      (A) the suspension of or material limitation on trading for more than two hours of trading, or during the one-half hour period preceding the close of trading, on the primary exchange where Underlying Stocks of a Basket Index trade as determined by the Calculation Agent (without taking into account any extended or after-hours trading session), in 20% or more of the stocks which then comprise the Basket Index or any successor index; or

      (B) the suspension of or material limitation on trading for more than two hours of trading, or during the one-half hour period preceding the close of trading, on the primary exchange that trades options contracts or futures contracts related to a Basket Index as determined by the Calculation Agent (without taking into account any extended or after-hours trading session), whether by reason of movements in price otherwise exceeding levels permitted by the relevant exchange or otherwise, in options contracts or futures contracts related to the Basket Index, or any successor index.

      For the purpose of determining whether a Market Disruption Event has occurred:

      (1) a limitation on the hours in a trading day and/or number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular business hours of the relevant exchange;

      (2) a decision to permanently discontinue trading in the relevant futures or options contracts related to the applicable Basket Index, or any successor index, will not constitute a Market Disruption Event;

      (3) a suspension in trading in a futures or options contract on the applicable Basket Index, or any successor index, by a major securities market by reason of (a) a price change violating limits set by that securities market, (b) an imbalance of orders relating to those contracts or (c) a disparity in bid and ask quotes relating to those contracts will constitute a suspension of or material limitation on trading in futures or options contracts related to that Basket Index; and

      (4) a suspension of or material limitation on trading on the relevant exchange will not include any time when that exchange is closed for trading under ordinary circumstances.

      The occurrence of a Market Disruption Event could affect the calculation of the payment you may receive on the maturity date. See the section entitled "--Payment on the Maturity Date" in this pricing supplement.

Discontinuance of the Basket Indices

      If an Index Publisher discontinues publication of its respective Basket Index and the Index Publisher or another entity publishes a successor or substitute index that the Calculation Agent determines, in its sole discretion, to be comparable to that Basket Index (a "successor index"), then, upon the Calculation Agent's notification of that determination to the trustee and ML&Co., the Calculation Agent will substitute the successor index as calculated by the relevant Index Publisher or any other entity for the Basket Index and calculate the Ending Value as described above under "--Payment on the Maturity Date". Upon any selection by the Calculation Agent of a successor index, ML&Co. will cause notice to be given to holders of the MITTS Securities.

       In the event that an Index Publisher discontinues publication of its respective Basket Index and:

       o  the Calculation Agent does not select a successor index; or

       o  the successor index is not published on any of the Calculation Days,

       the Calculation Agent will compute a substitute level for that Basket Index in accordance with the procedures last used to calculate that Basket Index before any discontinuance. If a successor index is selected or the Calculation Agent calculates a level as a substitute for a Basket Index as described below, the successor index or level will be used as a substitute for that Basket Index for all purposes, including the purpose of determining whether a Market Disruption Event exists.

       If an Index Publisher discontinues publication of its respective Basket Index before the Calculation Period and the Calculation Agent determines that no successor index is available at that time, then on each Business Day until the earlier to occur of:

       o    the determination of the Ending Value; and

       o a determination by the Calculation Agent that a successor index is available,

       the Calculation Agent will determine the value that would be used in computing the Supplemental Redemption Amount as described in the preceding paragraph as if that day were a Calculation Day. The Calculation Agent will cause notice of each value to be published not less often than once each month in The Wall Street Journal or another newspaper of general circulation and arrange for information with respect to these values to be made available by telephone.

       A "Business Day" is any day that is either (i) a Basket Business Day or
(ii) a day on which the applicable exchanges listing the stocks of companies used to calculate a substitute level for a Basket Index following a discontinuance, as discussed above, are open for trading.

       Notwithstanding these alternative arrangements, discontinuance of the publication of a Basket Index may adversely affect trading in the MITTS Securities.

Events of Default and Acceleration

       In case an Event of Default with respect to any MITTS Securities has occurred and is continuing, the amount payable to a holder of a MITTS Security upon any acceleration permitted by the MITTS Securities, with respect to each $10 principal amount per unit, will be equal to the principal amunt and the Supplemental Redemption Amount, calculated as though the date of acceleration were the stated maturity date of the MITTS Securities.

       In case of default in payment of the MITTS Securities, whether on the stated maturity date or upon acceleration, from and after that date the MITTS Securities will bear interest, payable upon demand of their holders, at the then current Federal Funds Rate, reset daily, determined as described in the accompanying MTN prospectus supplement, to the extent that payment of any interest is legally enforceable on the unpaid amount due and payable on that date in accordance with the terms of the MITTS Securities to the date payment of that amount has been made or duly provided for.

                                  THE BASKET

      The Basket is designed to allow investors to participate in the percentage changes in the level of the KOSPI 200 Index, the MSCI Taiwan Index and the Nikkei 225 Index over the term of the MITTS Securities. The Basket Indices are described in the sections below. Each Basket Index was assigned an equal weighting so that each Basket Index represents an equal portion of the value of the Basket on the Pricing Date.

      The Index Publishers have no obligations relating to the MITTS Securities or amounts to be paid to you, including any obligation to take the needs of ML&Co. or of holders of the MITTS Securities into consideration for any reason. The Index Publishers will not receive any of the proceeds of the offering of the MITTS Securities and are not responsible for, and have not participated in, the offering of the MITTS Securities and are not responsible for, and will not participate in, the determination or calculation of the amount receivable by holders of the MITTS Securities.

Determination of the Multiplier for each Basket Index

      A fixed factor (the "Multiplier") was determined for each Basket Index, based upon the weighting of that Basket Index. The Multiplier for each Basket Index was calculated on the Pricing Date and will equal:

      o the weighting (as a percentage) for that Basket Index, multiplied by 100; and

      o divided by the closing level of that Basket Index on the Pricing Date and rounded to eight decimal places.

      The Multipliers were calculated in this way so that the value of the Basket equals 100 on the Pricing Date. The Multipliers will not be revised subsequent to their determination on the Pricing Date except that the Calculation Agent may in its good faith judgment adjust the Multiplier of any Basket Index in the event that Basket Index is materially changed or modified in a manner that does not, in the opinion of the Calculation Agent, fairly represent the level of that Basket Index had those material changes or modifications not been made.

      The Multipliers for each Basket Index are listed under "--Computation of the Basket" below.

Computation of the Basket

      The Calculation Agent will calculate the value of the Basket by summing the products of the closing level for each Basket Index on a Calculation Day and the Multiplier applicable to each Basket Index. The value of the Basket will vary based on the increase or decrease in the level of each Basket Index. Any increase in the level of a Basket Index (assuming no change in the levels of the other Basket Indices) will result in an increase in the value of the Basket. Conversely, any decrease in the level of a Basket Index (assuming no change in the levels of the other Basket Indices) will result in a decrease in the value of the Basket. On the Pricing Date, for each Basket Index, the weighting, the closing level, the Multiplier and the initial Basket Level were as follows:

                                                                                                   Initial
                      Bloomberg                                   Closing                          Basket
Basket Index            Symbol        Country      Weighting      Level(1)      Multiplier(2)       Level
------------            ------        -------      ---------      --------      -------------       -----
KOSPI 200 Index         KOSPI2      South Korea      33.33%           168.03      0.19837727       33.3333

MSCI Taiwan Index        MXTW         Taiwan         33.33%           284.57      0.11713580       33.3333

Nikkei 225 Index         NKY           Japan         33.33%        15,503.74      0.00215002       33.3333

-------------------------

(1)   This is the closing level of each Basket Index on the Pricing Date.

(2) The Multiplier equals the weighting of the Basket Index (as a percentage) multiplied by 100, and then divided by the closing level of that Basket Index on the Pricing Date.

Hypothetical Historical Data on the Basket

      While historical information on the Basket did not exist before the Pricing Date, the following table sets forth the hypothetical historical month-end values of the Basket from January 2001 through May 2006 based upon historical levels of each Basket Index, the Multipliers and a Basket value of 100 on the Pricing Date. This hypothetical historical data on the Basket is not necessarily indicative of the future performance of the Basket or what the value of the MITTS Securities may be. Any historical upward or downward trend in the value of the Basket during any period set forth below is not an indication that the Basket is more or less likely to increase or decrease in value at any time over the term of the MITTS Securities.

                      2001      2002      2003      2004      2005      2006
                     -------   -------   -------   -------   -------   -------

January ..........     78.15     71.26     57.70     77.61     77.88    104.06
February .........     72.47     73.07     54.32     80.45     81.59    102.76
March ............     71.33     78.43     52.20     80.65     78.83    104.40
April ............     72.68     77.37     53.03     78.10     75.38    108.31
May ..............     70.78     75.09     57.20     74.59     78.63    100.37
June .............     69.11     68.05     61.19     74.78     81.13
July .............     62.68     64.25     66.09     70.04     84.86
August ...........     61.01     63.23     71.06     72.83     83.94
September ........     52.03     57.27     69.02     73.19     90.47
October ..........     56.79     58.19     74.32     72.59     87.05
November .........     63.12     61.74     72.08     74.67     95.66
December .........     69.91     56.49     74.18     77.75    102.15

        The following graph sets forth the hypothetical historical performance of the Basket presented in the preceding table. This hypothetical historical information is not necessarily indicative of the future performance of the Basket, and no assurance can be given that the value of the Basket will not decline and thereby reduce the amount which may be payable to you on the maturity date.

                                [GRAPH OMITTED]

The Basket Indices

The KOSPI 200 Index

        All the disclosure in this pricing supplement regarding the Korea Stock Price Index 200, referred to as the KOSPI 200 Index (index symbol "KOSPI2"), including, without limitation, its make-up, method of calculation and changes in its components, unless otherwise stated, has been derived from information made publicly available by the KSE. This information reflects the policies of the KSE, as stated in this publicly available information, and is subject to change by the KSE at its discretion. ML&Co. and MLPF&S do not accept any responsibility for the calculation, maintenance, or publication of the KOSPI 200 Index and have not independently verified the accuracy of such index or information.

        The KOSPI 200 Index is calculated, published and disseminated by the KSE and was first calculated and published on June 15, 1994. The base date of the KOSPI 200 Index was set as January 3, 1990 with a base value of 100 as of such date. The KOSPI 200 Index is a capitalization weighted index consisting of 200 constituent stocks which currently make up approximately 70% of the total market value of the KSE. The constituent stocks are a selection of stocks listed on the KSE issued by companies in the following 8 industry categories: fisheries, mining, manufacturing, electricity & gas, construction, services, post & communication and finance. Any industry group whose market capitalization equals less than 1% of the total market capitalization of all the securities listed on the KSE will not be included in the KOSPI 200 Index.

        The basic selection criteria for inclusion in the KOSPI 200 Index is the average market capitalization for a company and the daily total trading volume for its common stock for the same period for which its capitalization is calculated. This average market capitalization is calculated by dividing the aggregate value attained by multiplying the closing price of the listed common stock of a company as of the last trading day of each month by the number of the listed common shares for a period equal to one year from April of the year preceding the selection date, by 12. The constituent stocks are first chosen from industry categories other than manufacturing on the basis of rank order of average monthly market capitalization, while ensuring that the accumulated market capitalization of the selected stocks is at least 70% of the total market capitalization of the same industry category. However, if the selected stock's annual trading volume is below 85% of the constituent stocks in the same industry category, such stock will be excluded and the next ranking stock in market capitalization and which satisfies the trading value requirement will be selected. Stocks of companies in the manufacturing category will be selected after companies in the other industry categories (and only to the extent that the number of constituent stocks from non-manufacturing industry groups has not reached 200) in order of market capitalization rank and provided that the selected stock's annual trading value is above 85% of companies in the same industry category. Notwithstanding the above criteria, if a stock does not satisfy the above criteria but the market capitalization of the issuing company is within the top 50 in terms of total market capitalization in its industry group, the KOSPI Maintenance Committee (which oversees the selection and periodic realignment of stocks in the KOSPI 200 Index) may include such stock in the KOSPI 200 Index.

        The KOSPI 200 Index is subject to periodic realignment annually in April of each year and special realignment on an as needed basis. The method of periodic realignment is similar to the method for selection of constituent stocks described above, but the market capitalization of any replacement company must be within 90% of the market capitalization of the constituent companies of the same industry group. A stock will be removed from the KOSPI 200 Index if its market capitalization falls outside 110% of the constituent stocks in its relevant industry group. Even if a stock qualifies for inclusion in the KOSPI 200 Index pursuant to the 90% test, it will not be included if another stock is not deleted pursuant to the 110% test. A special realignment is made from time to time if a constituent stock is deemed inappropriate for inclusion due to the cancellation of listing, designation as a regulated stock, merger or other similar occurrences.

        The KOSPI 200 Index is calculated by dividing the current total market capitalization of all the constituent stocks (obtained by multiplying the common stock price for such constituent stock by the total number of its outstanding stocks) by the base market capitalization of all the constituent stocks and multiplying the result with 100. The base market capitalization of the constituent stocks is adjusted for corporate actions which include but are not limited to new listings, delistings, rights offerings, private placements, public offerings, capital reductions with consideration, mergers and conversion of convertible bonds.

Historical Data on the KOSPI 200 Index

        The following table sets forth the closing level of the KOSPI 200 Index at the end of each month in the period from January 2001 through May 2006. This historical data on the KOSPI 200 Index is not necessarily indicative of the future performance of the KOSPI 200 Index or what the value of the Notes may be. Any historical upward or downward trend in the level of the KOSPI 200 Index during any period set forth below is not any indication that the KOSPI 200 Index is more or less likely to increase or decrease at any time over the term of the Notes.

                      2001      2002      2003      2004      2005      2006
                     -------   -------   -------   -------   -------   -------

January ..........     77.98     92.99     75.22    110.89    121.06    180.65
February .........     72.14    102.62     72.85    115.92    130.85    177.45
March ............     65.16    111.84     68.05    115.98    124.78    176.21
April ............     72.45    106.39     76.45    112.40    117.58    184.10
May ..............     76.09    100.80     80.53    104.14    124.84    171.01
June .............     73.20     93.69     85.47    101.85    129.43
July .............     66.98     90.16     91.52     95.27    143.32
August ...........     67.42     92.55     97.59    102.89    140.09
September ........     58.91     81.37     89.55    107.69    157.55
October ..........     66.44     83.10    101.44    107.99    148.84
November .........     80.03     92.05    103.61    113.40    165.95
December .........     86.97     79.87    105.21    115.25    177.43

      The following graph sets forth the historical performance of the KOSPI 200 Index for the period presented in the preceding table. This historical information is furnished as a matter of information only and should not be taken as an indication of future performance. On the Pricing Date, the closing level of the KOSPI 200 Index was 168.03.

                                [GRAPH OMITTED]

License Agreement

      Merrill Lynch International & Co., CV and the KSE have entered into a non-exclusive license agreement providing for the license to Merrill Lynch International & Co., CV and its affiliates (including ML&Co.), in exchange for a fee, of the right to use certain indices calculated by the KSE in connection with the issuance and marketing of securities, including the Notes.

      The license agreement provides that the following information must be set forth in this pricing supplement:

      "KOSPI" and "KOSPI 200" are trademarks/service marks of the Korea Stock Exchange and have been licensed for use by Merrill Lynch & Co., Inc.

      The Notes are not sponsored, endorsed, sold or promoted by the Korea Stock Exchange ("KSE"). KSE makes no representation or warranty, express or implied, to owners of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly or the ability of the KOSPI 200 Index to track general stock market performance. KSE's only relationship to ML&Co. is the licensing of certain trademarks and trade names of KSE and of the KOSPI 200 Index which is determined, composed and calculated by KSE without regard to ML&Co. or the Notes. KSE has no obligation to take the needs of ML&Co. or the owners of the Notes into consideration in determining, composing or calculation the KOSPI 200 Index. KSE is not responsible for and has not participated in the determination of the prices and amount of the Notes or the timing of the issuance or sale of the Notes or in the determination or calculation of the equation by which the Notes are converted into cash. KSE has no obligation or liability in connection with the administration, marketing or trading of the Notes.

      KSE DOES NOT GUARANTEE THE ACCURACY AND/OR COMPLETENESS OF THE KOSPI 200 INDEX OR ANY DATA INCLUDED THEREIN AND KSE SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. KSE MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY ML&CO., OWNERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE KOSPI 200 INDEX OR ANY DATA INCLUDED THEREIN. KSE MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE KOSPI 200 INDEX OR ANY DATA INCLUDED THERE. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL KSE HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES."

The MSCI Taiwan Index

      All the disclosure in this pricing supplement regarding the MSCI Taiwan Index, including without limitation, its wake-up method of calculation and changes in its components, is derived from the MSCI Standard Index Series Methodology Book published by MSCI and other publicly available information. This information reflects the policies of MSCI, as stated in this publicly available information, and is subject to change by MSCI at its discretion. MSCI has no obligation to continue to publish, and may discontinue publication of, the MSCI Taiwan Index. ML&Co and MLPF&S have not independently verified the accuracy or completeness of that information.

General

      MSCI Equity Indices were founded in 1969 by Capital International S.A. as the first international performance benchmarks constructed to facilitate accurate comparison of world markets. Morgan Stanley acquired the rights to the indices and data from Capital International in 1986. In November 1998, Morgan Stanley transferred all rights to the MSCI Indices to MSCI. The MSCI Equity Indices have covered the world's developed markets since 1969, and in 1988, MSCI commenced coverage of the emerging markets. MSCI applies the same criteria and calculation methodology across all markets for all equity indices, developed and merging.

Selection Criteria

      MSCI undertakes an index construction process, which involves: (i) defining the equity universe, (ii) adjusting the total market capitalization of all securities in the universe for free float available to foreign investors, (iii) classifying the universe of securities under the Global Industry Classification Standard (the "GICS"), and (iv) selecting securities for inclusion according to MSCI's Index construction rules and guidelines.

Defining the Universe

      The index construction process starts at the country level, with the identification of all listed securities for that country. MSCI classifies a company and its securities in one and only country. This allows securities to be sorted distinctly by their respective countries. In general, companies and their respective securities are classified as belonging to the country in which they are incorporated. All listed equity securities, or listed securities that exhibit characteristics of equity securities, except investment trusts, mutual funds and equity derivatives, are eligible for inclusion in the universe. Generally, only equity or equity-like securities that are listed in the country of classification are included in the universe.

Adjusting the Total Market Capitalization of Securities in the Universe for Free Float

      After identifying the universe of securities, MSCI calculates the free float-adjusted market capitalization of each security in that universe using publicly available information. The process of free float adjusting market capitalization involves (i) defining and estimating the free float available to foreign investors for each security, using MSCI's definition of free float,
(ii) assigning a free float-adjustment factor to each security, and (iii) calculating the free float-adjusted market capitalization of each security.

Classifying Securities Under the GICS

      In addition to the free float-adjustment of market capitalization, all securities in the universe are assigned to the industry that best describes their business activities. The GICS provides a comprehensive classification scheme to industries worldwide.

Selecting Securities for Index Inclusion

      In order to ensure a broad and fair representation in the indices of the diversity of business activities in the universe, MSCI follows a "bottom-up" approach to index construction, building indices from the industry group level up.

      MSCI targets an 85% free float-adjusted market representation level within each industry group, within each country. The security selection process within each industry group is based on the analysis of:

o Each company's business activities and the diversification that its securities would bring to the index.

o The size (based on free float-adjusted market capitalization) and liquidity of securities. MSCI targets for inclusion the most sizable and liquid securities in an industry group. In addition, securities that do not meet the minimum size guidelines discussed below and/or securities with inadequate liquidity are not considered for inclusion.

o The estimated free float for the company and its individual share classes. Only securities of companies with estimated free float greater than 15% are, in general, considered for inclusion.

      The free float of a security is the proportion of shares outstanding that are deemed to be available for purchase in the public equity markets by international investors. In practice, limitations on free float available to international investors include: (i) strategic and other shareholdings not considered part of available free float and (ii) limits on share ownership for foreigners.

Maintaining MSCI Indices

      MSCI Indices are maintained with the objective of reflecting changes in the underlying equity markets on a timely basis. In maintaining the MSCI Indices, emphasis is also placed on continuity, reliability and minimizing turnover in the indices. Maintaining the indices involves many aspects, including additions to and deletions from the indices and changes in number of shares and change in Foreign Inclusion Factors ("FIFs") as a result of updated free float estimates.

      Generally, index maintenance can be described by three broad categories of implementation of changes:

      o Annual full country index reviews that re-assesses the various dimensions of the equity universe for all countries and are conducted on a fixed annual timetable;

      o Quarterly index reviews, aimed at promptly reflecting other significant market events; and

      o Ongoing event-related changes, such as mergers and acquisitions, which are generally implemented in the index rapidly as they occur.

      Potential changes in the status of countries (stand-along, emerging, developed) follow separate timetables. These changes are normally implemented in one or more phases at the regular annual full country index review and quarterly index review dates.

      The annual full country index review for all MSCI indices is carried out once every 12 months and implemented as of the close of the last business day of May. The implementation of changes resulting from a quarterly index review occurs on only three dates throughout the year: as of the close of the last business day of February, August and November. Any country indices may be impacted at the quarterly index review. MSCI index additions and deletions due to quarterly index rebalancings are announced at least two weeks in advance.

Specific

      The MSCI Taiwan Index is a free float-adjusted market capitalization index representing Taiwanese companies that are available to investors worldwide. The MSCI Taiwan Index has a base date of December 31, 1987 and, as of May 3, 2006, the MSCI Taiwan Index contained 102 securities with a total free-float adjusted market capitalization of USD277.269 billion. The MSCI Taiwan Index is calculated daily in USD and published in real time in Taiwan Dollars, every 15 seconds during market trading hours. The MSCI Taiwan Index is published by Bloomberg L.P. under the index symbol "MXTW".

Historical Data on the MSCI Taiwan Index

      The following table sets forth the closing level of the MSCI Taiwan Index at the end of each month in the period from January 2001 through May 2006. This historical data on the MSCI Taiwan Index is not necessarily indicative of the future performance of the MSCI Taiwan Index or what the value of the Notes may be. Any historical upward or downward trend in the level of the MSCI Taiwan Index during any period set forth below is not any indication that the MSCI Taiwan Index is more or less likely to increase or decrease at any time over the term of the Notes.

                      2001     2002    2003     2004    2005     2006
                      ----     ----    ----     ----    ----     ----

January............. 280.97   267.38  212.13   276.82  250.87   276.81

February............ 260.37   255.66  186.84   287.79  259.46   279.32

March............... 260.30   277.77  184.08   277.02  247.50   279.69

April............... 242.44   269.39  179.54   260.54  242.36   302.53

May................. 232.31   254.39  197.35   254.19  252.90   283.39

June................ 227.57   227.30  210.88   248.25  260.81

July................ 204.45   214.55  233.69   228.72  263.33

August.............. 210.41   206.54  251.53   244.08  251.52

September........... 164.63   178.86  250.04   243.79  256.41

October............. 182.13   197.43  268.90   239.09  241.30

November............ 206.74   202.03  254.47   245.37  262.64

December............ 255.59   189.53  259.11   257.67  275.81

        The following graph sets forth the performance of the MSCI Taiwan Index presented in the preceding table. Past movements of the MSCI Taiwan Index are not necessarily indicative of the future performance of the MSCI Taiwan Index. On the Pricing Date, the closing level of the MSCI Taiwan Index was 284.57.

                                [GRAPH OMITTED]

The Nikkei 225 Index

      All disclosure contained in this pricing supplement regarding the Nikkei 225 Index, including, without limitation, its make-up, method of calculation and changes in its components, has been derived from publicly available sources. The information reflects the policies of, and is subject to change by NKS. ML&Co. and MLPF&S have not independently verified the accuracy or completeness of that information.

      The Nikkei 225 Index is a stock index calculated, published and disseminated by NKS that measures the composite price performance of selected Japanese stocks. The Nikkei 225 Index is currently comprised of 225 stocks that trade on the Tokyo Stock Exchange (the "TSE") and represents a broad cross-section of Japanese industry. All 225 of the stocks underlying the Nikkei 225 Index are stocks listed in the First Section of the TSE. Stocks listed in the First Section are among the most actively traded stocks on the TSE. Futures and options contracts on the Nikkei 225 Index are traded on the Singapore International Monetary Exchange, the Osaka Securities Exchange and the Chicago Mercantile Exchange.

      The Nikkei 225 Index is a modified, price-weighted index. Each stock's weight in the Nikkei 225 Index is based on its price per share rather than the total market capitalization of the issuer. NKS calculates the Nikkei 225 Index by multiplying the per share price of each stock by the corresponding weighting factor for that Underlying Stock (a "Weight Factor"), calculating the sum of all these products and dividing that sum by a divisor. The divisor, initially set on May 16, 1949 at 225, was 24.29 as of April 4, 2006, and is subject to periodic adjustments as set forth below. Each Weight Factor is computed by dividing (Y)50 by the par value of the relevant stock, so that the share price of each stock when multiplied by its Weight Factor corresponds to a share price based on a uniform par value of (Y)50. Each Weight Factor represents the number of shares of the related stock which are included in one trading unit of the Nikkei 225 Index. The stock prices used in the calculation of the Nikkei 225 Index are those reported by a primary market for the stocks, which is currently the TSE. The level of the Index is calculated once per minute during TSE trading hours.

      In order to maintain continuity in the level of the Nikkei 225 Index in the event of certain changes due to non-market factors affecting the stocks, such as the addition or deletion of stocks, substitution of stocks, stock dividends, stock splits or distributions of assets to stockholders, the divisor used in calculating the Nikkei 225 Index is adjusted in a manner designed to prevent any instantaneous change or discontinuity in the level of the Nikkei 225 Index. The divisor remains at the new value until a further adjustment is necessary as the result of another change. As a result of each change affecting any stock, the divisor is adjusted in such a way that the sum of all share prices immediately after the change multiplied by the applicable Weight Factor and divided by the new divisor, i.e., the level of the Nikkei 225 Index immediately after the change, will equal the level of the Nikkei 225 Index immediately prior to the change.

      Stocks may be deleted or added by NKS. However, to maintain continuity in the Nikkei 225 Index, the policy of NKS is generally not to alter the composition of the stocks except when a stock is deleted in accordance with the following criteria. Any stock becoming ineligible for listing in the First Section of the TSE due to any of the following reasons will be deleted from the Nikkei 225 Index: bankruptcy of the issuer; merger of the issuer into, or acquisition of the issuer by, another company; delisting of the stock or transfer of the stock to the "Seiri-Post" because of excess debt of the issuer or because of any other reason; or transfer of the stock to the Second Section of the TSE. Upon deletion of a stock from the Nikkei 225 Index, NKS will select, in accordance with certain criteria established by it, a replacement for the deleted stock. In an exceptional case, a newly listed stock in the First Section of the TSE that is recognized by NKS to be representative of a market may be added to the Nikkei 225 Index. As a result, an existing stock with low trading volume and not representative of a market will be deleted.

      None of ML&Co., MLPF&S and NKS accepts any responsibility for the calculation, maintenance or publication of the Index or any successor index. NKS disclaims all responsibility for any errors or omissions in the calculation and dissemination of the Nikkei 225 Index or the manner in which the Nikkei 225 Index is applied in determining any Starting Value or Ending Value or any Redemption Amount payable to you on the maturity date of the MITTS Securities.

The Tokyo Stock Exchange

      The TSE is one of the world's largest securities exchanges in terms of market capitalization. Trading hours are currently from 9:00 A.M. to 11:00 A.M. and from 1:00 P.M. to 3:00 P.M., Tokyo time, Monday through Friday.

      Due to the time zone difference, on any normal trading day the TSE will close prior to the opening of business in New York City on the same calendar day. Therefore, the closing level of the Index on a trading day will generally be available in the United States by the opening of business on the same calendar day.

      The TSE has adopted certain measures, including daily price floors and ceilings on individual stocks, intended to prevent any extreme short-term price fluctuations resulting from order imbalances. In general, any stock listed on the TSE cannot be traded at a price lower than the applicable price floor or higher than the applicable price ceiling. These price floors and ceilings are expressed in absolute Japanese yen, rather than percentage limits based on the closing price of the stock on the previous trading day. In addition, when there is a major order imbalance in a listed stock, the TSE posts a "special bid quote" or a "special asked quote" for that stock at a specified higher or lower price level than the stock's last sale price in order to solicit counter-orders and balance supply and demand for the stock. Prospective investors should also be aware that the TSE may suspend the trading of individual stocks in certain limited and extraordinary circumstances, including, for example, unusual trading activity in that stock. As a result, changes in the Index may be limited by price limitations or special quotes, or by suspension of trading, on individual stocks which comprise the Nikkei 225 Index, and these limitations may, in turn, adversely affect the value of the MITTS Securities.

Historical data on the Nikkei 225 Index

      The following table sets forth the closing level of the Nikkei 225 Index at the end of each month in the period from January 2001 through May 2006. This historical data on the Nikkei 225 Index is not necessarily indicative of the future performance of the Nikkei 225 Index or what the value of the MITTS Securities may be. Any historical upward or downward trend in the level of the Nikkei 225 Index during any period set forth below is not an indication that the Nikkei 225 Index is more or less likely to increase or decrease at any time over the term of the MITTS Securities.

              2001        2002        2003        2004        2005        2006
            ---------   ---------   ---------   ---------   ---------   ---------
January .   13,843.55    9,997.80    8,339.94   10,783.61   11,387.59   16,649.82

February    12,883.54   10,587.83    8,363.04   11,041.92   11,740.60   16,205.43

March ...   12,999.70   11,024.94    7,972.71   11,715.39   11,668.95   17,059.66

April ...   13,934.32   11,492.54    7,831.42   11,761.79   11,008.90   16,906.23

May .....   13,262.14   11,763.70    8,424.51   11,236.37   11,276.59   15,467.33

June ....   12,969.05   10,621.84    9,083.11   11,858.87   11,584.01

July ....   11,860.77    9,877.94    9,563.21   11,325.78   11,899.60

August ..   10,713.51    9,619.30   10,343.55   11,081.79   12,413.60

September    9,774.68    9,383.29   10,219.05   10,823.57   13,574.30

October .   10,366.34    8,640.48   10,559.59   10,771.42   13,606.50

November    10,697.44    9,215.56   10,100.57   10,899.25   14,872.15

December    10,542.62    8,578.95   10,676.64   11,488.76   16,111.43

      The following graph sets forth the historical performance of the Nikkei 225 Index presented in the preceding table. Past movements of the Index are not necessarily indicative of the future performance of the Nikkei 225 Index. On the Pricing Date, the closing level of the Nikkei 225 Index was 15,503.74.

                                [GRAPH OMITTED]

License Agreement

      NKS and ML&Co. have entered into a non-exclusive license agreement providing for the license to ML&Co., in exchange for a fee, of a right to use indices owned and published by NKS in connection with some securities, including the MITTS Securities.

      NKS is under no obligation to continue the calculation and dissemination of the Nikkei 225 Index. The MITTS Securities are not sponsored, endorsed, sold or promoted by NKS. No inference should be drawn from the information contained in this pricing supplement that NKS makes any representation or warranty, implied or express, to ML&Co., the holder of the MITTS Securities or any member of the public regarding the advisability of investing in securities generally or in the MITTS Securities in particular or the ability of the MITTS Securities to track general stock market performance. NKS has no obligation to take the needs of ML&Co. or the holders of the MITTS Securities into consideration in determining, composing or calculating the Index. NKS is not responsible for, and has not participated in the determination of the timing of, prices for, or quantities of, the MITTS Securities to be issued or in the determination or calculation of the equation by which the MITTS Securities are to be settled in cash. NKS has no obligation or liability in connection with the administration or marketing of the MITTS Securities.

      The use of and reference to the Index in connection with the MITTS Securities have been consented to by NKS, the publisher of the Index. The copyright relating to the Nikkei 225 Index and intellectual property rights as to the indications for "Nikkei" and the Nikkei 225 Index and any other rights belong to NKS.

                     UNITED STATES FEDERAL INCOME TAXATION

        Set forth in full below is the opinion of Sidley Austin LLP, tax counsel to ML&Co., as to certain United States federal income tax consequences of the purchase, ownership and disposition of the MITTS Securities. This opinion is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change (including retroactive changes in effective dates) or possible differing interpretations. The discussion below supplements the discussion set forth under the section entitled "United States Federal Income Taxation" that is contained in the accompanying MTN prospectus supplement and supersedes that discussion to the extent that it contains information that is inconsistent with that which is contained in the accompanying MTN prospectus supplement. The discussion below deals only with MITTS Securities held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, real estate investment trusts, dealers in securities or currencies, traders in securities that elect to mark to market, tax-exempt entities or persons holding MITTS Securities in a tax-deferred or tax-advantaged account (except to the extent specifically discussed below), persons whose functional currency is not the United States dollar, persons subject to the alternative minimum tax or persons holding MITTS Securities as a hedge against currency risks, as a position in a "straddle" or as part of a "hedging", "conversion" or "integrated" transaction for tax purposes. It also does not deal with holders other than original purchasers (except where otherwise specifically noted in this pricing supplement). The following discussion also assumes that the issue price of the MITTS Securities, as determined for United States federal income tax purposes, equals the principal amount thereof. If a partnership holds the MITTS Securities, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Thus, persons who are partners in a partnership holding the MITTS Securities should consult their own tax advisors. Moreover, all persons considering the purchase of the MITTS Securities should consult their own tax advisors concerning the application of the United States federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of the MITTS Securities arising under the laws of any other taxing jurisdiction.

        As used in this pricing supplement, the term "U.S. Holder" means a beneficial owner of a MITTS Security that is for United States federal income tax purposes (a) a citizen or resident of the United States, (b) a corporation, partnership or other entity treated as a corporation or a partnership that is created or organized in or under the laws of the United States, any state thereof or the District of Columbia (other than a partnership that is not treated as a United States person under any applicable Treasury regulations), (c) an estate the income of which is subject to United States federal income taxation regardless of its source, (d) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (e) any other person whose income or gain in respect of a MITTS Security is effectively connected with the conduct of a United States trade or business. Notwithstanding clause (d) of the preceding sentence, to the extent provided in Treasury regulations, certain trusts in existence on August 20, 1996, and treated as United States persons prior to that date that elect to continue to be treated as United States persons also will be U.S. Holders. As used herein, the term "non-U.S. Holder" means a beneficial owner of a MITTS Security that is not a U.S. Holder.

General

        There are no statutory provisions, regulations, published rulings or judicial decisions addressing or involving the characterization, for United States federal income tax purposes, of the MITTS Securities or securities with terms substantially the same as the MITTS Securities. However, although the matter is not free from doubt, under current law, each MITTS Security should be treated as a debt instrument of ML&Co. for United States federal income tax purposes. ML&Co. currently intends to treat each MITTS Security as a debt instrument of ML&Co. for United States federal income tax purposes and, where required, intends to file information returns with the Internal Revenue Service (the "IRS") in accordance with this treatment, in the absence of any change or clarification in the law, by regulation or otherwise, requiring a different characterization of the MITTS Securities. Prospective investors in the MITTS Securities should be aware, however, that the IRS is not bound by ML&Co.'s characterization of the MITTS Securities as indebtedness, and the IRS could possibly take a different position as to the proper characterization of the MITTS Securities for United States federal income tax purposes. The following discussion of the principal United States federal income tax consequences of the purchase, ownership and disposition of the MITTS Securities is based upon the assumption that each MITTS Security will be treated as a debt instrument of ML&Co. for United States federal income tax purposes. If the MITTS Securities are not in fact treated as debt instruments of ML&Co. for United States federal income tax purposes, then the United States federal income tax treatment of the purchase, ownership and disposition of the MITTS Securities could differ from the treatment discussed below with the result that the timing and character of income, gain or loss recognized in respect of a MITTS Security could differ from the timing and character of income, gain or loss recognized in respect of a MITTS Security had the MITTS Securities in fact been treated as debt instruments of ML&Co. for United States federal income tax purposes.

U.S. Holders

        On June 11, 1996, the Treasury Department issued final regulations (the "CPDI Regulations") concerning the proper United States federal income tax treatment of contingent payment debt instruments such as the MITTS Securities, which apply to debt instruments issued on or after August 13, 1996 and, accordingly, will apply to the MITTS Securities. In general, the CPDI Regulations cause the timing and character of income, gain or loss reported on a contingent payment debt instrument to substantially differ from the timing and character of income, gain or loss reported on a conventional noncontingent payment debt instrument. Specifically, the CPDI Regulations generally require a U.S. Holder of such an instrument to include future contingent and noncontingent interest payments in income as that interest accrues based upon a projected payment schedule. Moreover, in general, under the CPDI Regulations, any gain recognized by a U.S. Holder on the sale, exchange, or retirement of a contingent payment debt instrument is treated as ordinary income, and all or a portion of any loss realized could be treated as ordinary loss as opposed to capital loss (depending upon the circumstances). The CPDI Regulations provide no definitive guidance as to whether or not an instrument is properly characterized as a debt instrument for United States federal income tax purposes.

        In particular, solely for purposes of applying the CPDI Regulations to the MITTS Securities, ML&Co. has determined that the projected payment schedule for the MITTS Securities will consist of a payment on the maturity date of the principal amount thereof and a projected Supplemental Redemption Amount equal to $2.0840 per unit (the "Projected Supplemental Redemption Amount"). This represents an estimated yield on the MITTS Securities equal to 5.48% per annum, compounded semi-annually. Accordingly, during the term of the MITTS Securities, a U.S. Holder of a MITTS Security will be required to include in income as ordinary interest an amount equal to the sum of the daily portions of interest on the MITTS Security that are deemed to accrue at this estimated yield for each day during the taxable year (or portion of the taxable year) on which the U.S. Holder holds the MITTS Security. The amount of interest that will be deemed to accrue in any accrual period (i.e., generally each six-month period during which the MITTS Securities are outstanding) will equal the product of this estimated yield (properly adjusted for the length of the accrual period) and the MITTS Security's adjusted issue price (as defined below) at the beginning of the accrual period. The daily portions of interest will be determined by allocating to each day in the accrual period the ratable portion of the interest that is deemed to accrue during the accrual period. In general, for these purposes a MITTS Security's adjusted issue price will equal the MITTS Security's issue price (i.e., $10), increased by the interest previously accrued on the MITTS Security. At maturity of a MITTS Security, in the event that the actual Supplemental Redemption Amount, if any, exceeds $2.0840 per unit (i.e., the Projected Supplemental Redemption Amount), a U.S. Holder will be required to include the excess of the actual Supplemental Redemption Amount over $2.0840 per unit (i.e., the Projected Supplemental Redemption Amount) in income as ordinary interest on the stated maturity date. Alternatively, in the event that the actual Supplemental Redemption Amount, if any, is less than $2.0840 per unit (i.e., the Projected Supplemental Redemption Amount), the amount by which the Projected Supplemental Redemption Amount (i.e., $2.0840 per unit) exceeds the actual Supplemental Redemption Amount will be treated first as an offset to any interest otherwise includible in income by the U.S. Holder with respect to the MITTS Security for the taxable year in which the stated maturity date occurs to the extent of the amount of that includible interest. Further, a U.S. Holder will be permitted to recognize and deduct, as an ordinary loss that is not subject to the limitations applicable to miscellaneous itemized deductions, any remaining portion of the Projected Supplemental Redemption Amount (i.e., $2.0840 per unit) in excess of the actual Supplemental Redemption Amount that is not treated as an interest offset pursuant to the foregoing rules. In addition, U.S. Holders purchasing a MITTS Security at a price that differs from the adjusted issue price of the MITTS Security as of the purchase date (e.g., subsequent purchases) will be subject to rules providing for certain adjustments to the foregoing rules and these U.S. Holders should consult their own tax advisors concerning these rules.

        Upon the sale or exchange of a MITTS Security prior to the stated maturity date, a U.S. Holder will be required to recognize taxable gain or loss in an amount equal to the difference, if any, between the amount realized by the U.S. Holder upon that sale or exchange and the U.S. Holder's adjusted tax basis in the MITTS Security as of the date of disposition. A U.S. Holder's adjusted tax basis in a MITTS Security generally will equal the U.S. Holder's initial investment in the MITTS Security increased by any interest previously included in income with respect to the MITTS Security by the U.S. Holder. Any taxable gain will be treated as ordinary income. Any taxable loss will be treated as ordinary loss to the extent of the U.S. Holder's total interest inclusions on the MITTS Security. Any remaining loss generally will be treated as long-term or short-term capital loss (depending upon the U.S. Holder's holding period for the MITTS Security). All amounts includible in income by a U.S. Holder as ordinary interest pursuant to the CPDI Regulations will be treated as original issue discount.

        All prospective investors in the MITTS Securities should consult their own tax advisors concerning the application of the CPDI Regulations to their investment in the MITTS Securities. Investors in the MITTS Securities may obtain the projected payment schedule, as determined by ML&Co. for purposes of applying the CPDI Regulations to the MITTS Securities, by submitting a written request for that information to Merrill Lynch & Co., Inc., Corporate Secretary's Office, 222 Broadway, 17th Floor, New York, New York 10038, (212) 670-0432, corporatesecretary@exchange.ml.com.

        The projected payment schedule (including both the Projected Supplemental Redemption Amount and the estimated yield on the MITTS Securities) has been determined solely for United States federal income tax purposes (i.e., for purposes of applying the CPDI Regulations to the MITTS Securities), and is neither a prediction nor a guarantee of what the actual Supplemental Redemption Amount will be, or that the actual Supplemental Redemption Amount will even exceed zero.

      The following table sets forth the amount of interest that would be deemed to have accrued with respect to each MITTS Security during each accrual period over the term of the MITTS Securities based upon the projected payment schedule for the MITTS Securities (including both the hypothetical Projected Supplemental Redemption Amount and the estimated yield equal to 5.48% per annum (compounded semi-annually)) as determined by ML&Co. for purposes of applying the CPDI Regulations to the MITTS Securities.

                                                                             Total
                                                                            interest
                                                            Interest       deemed to
                                                             deemed           have
                                                            to accrue      accrued on
                                                               on            MITTS
                                                              MITTS        Securities
                                                           Securities      as of end
                                                             during            of
                                                             accrual        accrual
                                                             period          period
                                                           (per MITTS      (per MITTS
       Accrual Period                                       Security)      Security)
       --------------                                       ---------      ---------
June 7, 2006 through December 7, 2006...................     $0.2748        $0.2748
December 8, 2006 through June  7, 2007..................     $0.2815        $0.5563
June 8, 2007 through December 7, 2007...................     $0.2892        $0.8455
December 8, 2007 through June  7, 2008..................     $0.2972        $1.1427
June 8, 2008 through December 7, 2008...................     $0.3053        $1.4480
December 8, 2008 through June  7, 2009..................     $0.3137        $1.7617
June 8, 2009 through December 7, 2009...................     $0.3223        $2.0840

----------------
Projected Supplemental Redemption Amount = $2.0840 per MITTS Security.

Unrelated Business Taxable Income

      Section 511 of the Internal Revenue Code of 1986, as amended (the "Code"), generally imposes a tax, at regular corporate or trust income tax rates, on the "unrelated business taxable income" of certain tax-exempt organizations, including qualified pension and profit sharing plan trusts and individual retirement accounts. In general, if the MITTS Securities are held for investment purposes, the amount of income or gain realized with respect to the MITTS Securities will not constitute unrelated business taxable income. However, if a MITTS Security constitutes debt-financed property (as defined in Section 514(b) of the Code) by reason of indebtedness incurred by a holder of a MITTS Security to purchase the MITTS Security, all or a portion of any income or gain realized with respect to such MITTS Security may be classified as unrelated business taxable income pursuant to Section 514 of the Code. Moreover, prospective investors in the MITTS Securities should be aware that whether or not any income or gain realized with respect to a MITTS Security which is owned by an organization that is generally exempt from U.S. federal income taxation pursuant to Section 501(a) of the Code constitutes unrelated business taxable income will depend upon the specific facts and circumstances applicable to such organization. Accordingly, any potential investors in the MITTS Securities that are generally exempt from U.S. federal income taxation pursuant to Section 501(a) of the Code are urged to consult with their own tax advisors concerning the U.S. federal income tax consequences to them of investing in the MITTS Securities.

Non-U.S. Holders

        A non-U.S. Holder will not be subject to United States federal income taxes on payments of principal, premium (if any) or interest (including original issue discount) on a MITTS Security, unless the non-U.S. Holder is a direct or indirect 10% or greater shareholder of ML&Co., a controlled foreign corporation related to ML&Co. or a bank receiving interest described in
Section 881(c)(3)(A) of the Code. However, income allocable to non-U.S. Holders will generally be subject to annual tax reporting on IRS Form 1042-S. For a non-U.S. Holder to qualify for the exemption from taxation, any person, U.S. or foreign, that has control, receipt or custody of an amount subject to withholding, or who can disburse or make payments of an amount subject to withholding (the "Withholding Agent") must have received a statement that (a) is signed by the beneficial owner of the MITTS Security under penalties of perjury, (b) certifies that the owner is a non-U.S. Holder and (c) provides the name and address of the beneficial owner. The statement may generally be made on IRS Form W-8BEN (or other applicable form) or a substantially similar form, and the beneficial owner must inform the Withholding Agent of any change in the information on the statement within 30 days of that change by filing a new IRS Form W-8BEN (or other applicable form). Generally, an IRS Form W-8BEN provided without a U.S. taxpayer identification number will remain in effect for a period starting on the date the form is signed and ending on the last day of the third succeeding calendar year, unless a change in circumstances makes any information on the form incorrect. If a MITTS Security is held through a securities clearing organization or certain other financial institutions, the organization or institution may provide a signed statement to the Withholding Agent. Under certain circumstances, the signed statement must be accompanied by a copy of the applicable IRS Form W-8BEN (or other applicable form) or the substitute form provided by the beneficial owner to the organization or institution.

        Under current law, a MITTS Security will not be includible in the estate of a non-U.S. Holder unless the individual is a direct or indirect 10% or greater shareholder of ML&Co. or, at the time of the individual's death, payments in respect of that MITTS Security would have been effectively connected with the conduct by the individual of a trade or business in the United States.

Backup withholding

        Backup withholding at the applicable statutory rate of United States federal income tax may apply to payments made in respect of the MITTS Securities to registered owners who are not "exempt recipients" and who fail to provide certain identifying information (such as the registered owner's taxpayer identification number) in the required manner. Generally, individuals are not exempt recipients, whereas corporations and certain other entities generally are exempt recipients. Payments made in respect of the MITTS Securities to a U.S. Holder must be reported to the IRS, unless the U.S. Holder is an exempt recipient or establishes an exemption. Compliance with the identification procedures described in the preceding section would establish an exemption from backup withholding for those non-U.S. Holders who are not exempt recipients.

        In addition, upon the sale of a MITTS Security to (or through) a broker, the broker must withhold on the entire purchase price, unless either
(a) the broker determines that the seller is a corporation or other exempt recipient or (b) the seller provides, in the required manner, certain identifying information (e.g., an IRS Form W-9) and, in the case of a non-U.S. Holder, certifies that the seller is a non-U.S. Holder (and certain other conditions are met). This type of sale must also be reported by the broker to the IRS, unless either (a) the broker determines that the seller is an exempt recipient or (b) the seller certifies its non-U.S. status (and certain other conditions are met). Certification of the registered owner's non-U.S. status would be made normally on an IRS Form W-8BEN (or other applicable form) under penalties of perjury, although in certain cases it may be possible to submit other documentary evidence.

        Any amounts withheld under the backup withholding rules from a payment to a beneficial owner would be allowed as a refund or a credit against the beneficial owner's United States federal income tax provided the required information is furnished to the IRS.

                             ERISA CONSIDERATIONS

      Each fiduciary of a pension, profit-sharing or other employee benefit plan (a "plan") subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), should consider the fiduciary standards of ERISA in the context of the plan's particular circumstances before authorizing an investment in the MITTS Securities. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the plan, and whether the investment would involve a prohibited transaction under Section 406 of ERISA or Section 4975 of the Code.

      Section 406 of ERISA and Section 4975 of the Code prohibit plans, as well as individual retirement accounts and Keogh plans subject to Section 4975 of the Code (also "plans") from engaging in certain transactions involving "plan assets" with persons who are "parties in interest" under ERISA or "disqualified persons" under the Code ("parties in interest") with respect to the plan or account. A violation of these prohibited transaction rules may result in civil penalties or other liabilities under ERISA and/or an excise tax under Section 4975 of the Code for those persons, unless exemptive relief is available under an applicable statutory, regulatory or administrative exemption. Certain employee benefit plans and arrangements including those that are governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA) and foreign plans (as described in Section 4(b)(4) of ERISA) ("non-ERISA arrangements") are not subject to the requirements of ERISA or Section 4975 of the Code but may be subject to similar provisions under applicable federal, state, local, foreign or other regulations, rules or laws ("similar laws").

      The acquisition of the MITTS Securities by a plan with respect to which we, MLPF&S or certain of our affiliates is or becomes a party in interest may constitute or result in a prohibited transaction under ERISA or Section 4975 of the Code, unless those MITTS Securities are acquired pursuant to and in accordance with an applicable exemption. The U.S. Department of Labor has issued five prohibited transaction class exemptions, or "PTCEs", that may provide exemptive relief if required for direct or indirect prohibited transactions that may arise from the purchase or holding of the MITTS Securities. These exemptions are:

      (1) PTCE 84-14, an exemption for certain transactions determined or effected by independent qualified professional asset managers;

      (2) PTCE 90-1, an exemption for certain transactions involving insurance company pooled separate accounts;

      (3) PTCE 91-38, an exemption for certain transactions involving bank collective investment funds;

      (4) PTCE 95-60, an exemption for transactions involving certain insurance company general accounts; and

      (5) PTCE 96-23, an exemption for plan asset transactions managed by in-house asset managers.

      The MITTS Securities may not be purchased or held by (1) any plan, (2) any entity whose underlying assets include "plan assets" by reason of any plan's investment in the entity (a "plan asset entity") or (3) any person investing "plan assets" of any plan, unless in each case the purchaser or holder is eligible for the exemptive relief available under one or more of the PTCEs listed above or another applicable similar exemption.

Any purchaser or holder of the MITTS Securities or any interest in the MITTS Securities will be deemed to have represented by its purchase and holding of the MITTS Securities that it either (1) is not a plan or a plan asset entity and is not purchasing those MITTS Securities on behalf of or with "plan assets" of any plan or plan asset entity or (2) with respect to the purchase or holding, is eligible for the exemptive relief available under any of the PTCEs listed above or another applicable exemption. In addition, any purchaser or holder of the MITTS Securities or any interest in the MITTS Securities which is a non-ERISA arrangement will be deemed to have represented by its purchase and holding of the MITTS Securities that its purchase and holding will not violate the provisions of any similar law.

      Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is important that fiduciaries or other persons considering purchasing the

MITTS Securities on behalf of or with "plan assets" of any plan, plan asset entity or non-ERISA arrangement consult with their counsel regarding the availability of exemptive relief under any of the PTCEs listed above or any other applicable exemption, or the potential consequences of any purchase or holding under similar laws, as applicable.

                          USE OF PROCEEDS AND HEDGING

        The net proceeds from the sale of the MITTS Securities will be used as described under "Use of Proceeds" in the accompanying general prospectus and to hedge market risks of ML&Co. associated with its obligation to pay the Supplemental Redemption Amount.

                       SUPPLEMENTAL PLAN OF DISTRIBUTION

        MLPF&S has advised ML&Co. that it proposes initially to offer all or part of the MITTS Securities directly to the public on a fixed price basis at the offering price set forth on the cover of this pricing supplement. After the initial public offering, the public offering price may be changed. The obligations of MLPF&S are subject to certain conditions and it is committed to take and pay for all of the MITTS Securities if any are taken.

                                    EXPERTS

     The consolidated financial statements, the related financial statement schedule, and management's report on the effectiveness of internal control over financial reporting incorporated in this pricing supplement by reference from Merrill Lynch & Co., Inc.'s Annual Report on Form 10-K for the year ended December 30, 2005 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

        With respect to the unaudited interim condensed consolidated financial information for the periods ended March 31, 2006 and April 1, 2005, which is incorporated herein by reference, Deloitte & Touche LLP, an independent registered public accounting firm, have applied limited procedures in accordance with the standards of the Public Company Accounting Oversight Board (United States) for a review of such information. However, as stated in their report dated May 5, 2006 included in Merrill Lynch & Co., Inc.'s Quarterly Report on Form 10-Q for the quarter ended March 31, 2006 and incorporated by reference herein, they did not audit and they do not express an opinion on that unaudited interim condensed consolidated financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their report on the unaudited interim condensed consolidated financial information because that report is not a "report" or a "part" of the registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.

                        INDEX OF CERTAIN DEFINED TERMS

Basket....................................................................PS-3
Basket Business Day......................................................PS-12
Basket Index..............................................................PS-3
Business Day.............................................................PS-15
Calculation Agent.........................................................PS-6
Calculation Day..........................................................PS-12
Calculation Period.......................................................PS-12
Ending Value..............................................................PS-4
Index Publisher..........................................................PS-13
Market Disruption Event..................................................PS-14
MITTS Securities..........................................................PS-1
Multiplier................................................................PS-3
Participation Rate........................................................PS-4
Pricing Date..............................................................PS-3
Starting Value............................................................PS-4
successor index..........................................................PS-14
Supplemental Redemption Amount............................................PS-4
Underlying Stocks.........................................................PS-3

===============================================================================


                                [LOGO OMITTED]]

                                4,300,000 Units

                           Merrill Lynch & Co., Inc.

                          Medium-Term Notes, Series C
                    Market Index Target-Term Securities(R)
                    Linked to the Asian Equity Index Basket
                             due December 7, 2009
                          (the "MITTS(R) Securities")
                         $10 principal amount per unit

                            -----------------------

                              PRICING SUPPLEMENT

                            -----------------------



                              Merrill Lynch & Co.

                                 June 1, 2006

"MITTS" and "Market Index Target-Term Securities" are registered service marks of Merrill Lynch & Co., Inc.

===============================================================================